Exhibit 99.17

English convenience translation of
Spanish original. In case of
discrepancies between the Spanish
original and the English
translation, the Spanish original
shall prevail.

Notice to US Investors:

The proposed business combination of Cintra Concesiones de Infraestructuras de Transporte, S.A. and Grupo Ferrovial, S.A. (the “Merger”) relates to the shares of a Spanish company.  Information distributed in connection with the proposed Merger and the related shareholder vote is subject to Spanish disclosure requirements that are different from those of the United States. Financial statements and financial information included herein, if any, have been prepared in accordance with Spanish accounting standards that may not be comparable to the financial statements or financial information of United States companies.

It may be difficult for you to enforce your rights and any claim you may have arising under the U.S. federal securities laws in respect of the Merger, since the companies are located in Spain and some or all of their officers and directors may be residents of Spain. You may not be able to sue the companies or their officers or directors in a Spanish court for violations of the U.S. securities laws. Finally, it may be difficult to compel the companies and their affiliates to subject themselves to a U.S. court’s judgment.

You should be aware that the companies may purchase shares of Grupo Ferrovial, S.A. otherwise than under the Merger, such as in open market or privately negotiated purchases in accordance with applicable law.

Directors of the Company

➢	Mr. Rafael del Pino y Calvo-Sotelo - Proprietary Director

Chairman of the Company's Board of Directors since 15 July 1998 and last reelection on 28 April 2009.

➢	Mr. Joaquín Ayuso García - Proprietary Director

Deputy Chairman of the Company's Board of Directors since 27 October 2004, Director of the Company since 4 March 2002 and last reelection on 27 March 2008.

➢	Mr. Enrique Díaz-Rato Revuelta – Executive Director

Chief Executive Officer since 26 July 2006 and last reelection on 27 March 2007.

➢	Mr. Jose María Pérez Tremps – Proprietary Director

Member of the Company's Board of Directors since 27 October 2004 and last reelection on 27 March 2007.

➢	Mr. Nicolás Villén Jiménez - Proprietary Director

Member of the Company's Board of Directors since 27 October 2004 and last reelection on 27 March 2007.

➢	Mr. Jose Fernando Sánchez-Junco Mans – Independent Director

Member of the Company's Board of Directors since 27 October 2004 and last reelection on 27 March 2007.

➢	Mr. Jaime Bergel Sainz de Baranda – Other External Director

Member of the Company's Board of Directors since 27 October 2004 and last reelection on 27 March 2007.

➢	Mr. Fernando Abril-Martorell Hernández – Independent Director

Member of the Company's Board of Directors since 27 October 2004 and last reelection on 27 March 2007.

➢	Mr. Emilio Saracho Rodríguez de Torres – Independent Director

Member of the Company’s Board of Directors since 21 April 2008.